UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048
+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of a Director

Skycorp Solar Group Limited (the “Company”) today announced that Baosong Li stepped down from the Company’s board of directors (the “Board”) due to personal reasons, effective as of April 8, 2025. The departure of Baosong Li was not the result of any disagreement with the Company or the Board or any matter relating to business, finance, accounting and/or any other matters of the Company.

Mr. Weiqi Huang, the Chairman and Chief Executive Officer of the Company, said: “We and our Board greatly appreciate Baosong Li’s service and contributions to our Company’s growth and development. I extend best wishes to Baosong Li all the best in all his future endeavors.”

Following Baosong Li’s departure, Shibo Feng joined the audit committee, compensation committee and nominating committee of the Board, effective as of April 8, 2025. The Board now consists of five directors, three of whom are independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: April 9, 2025	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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